Oglethorpe Power Corporation
2100 East Exchange Place
PO Box 1349
Tucker, GA 30085-1349
phone 770-270-7600
fax 770-270-7872
An Electric Membership Corporation

January 31, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0404

Attn:  Mr. Andrew Mew, Accounting Branch Chief

Re:                             Oglethorpe Power Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

File No. 0-53908

Dear Mr. Mew:

Oglethorpe Power Corporation (An Electric Membership Corporation) (“Oglethorpe”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated December 30, 2011 (the “Comment Letter”) pertaining to Oglethorpe’s above-referenced periodic reports.  Please note that each of the Staff’s comments is numbered below to correspond with the order in which they appeared in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business, page 1

Environmental and Other Regulation, page 15

1.   Comment:

Please tell us what consideration you have given to providing additional disclosure in future filings regarding the recent regulations implemented by the Environmental Protection Agency that would require plants powered by coal and oil to address emissions of mercury and other poisons.

Response:  As with utility companies generally, we focus on the potential business effects on us from environmental regulations implemented by the Environmental Protection Agency (“EPA”) or other federal or state agencies. We continually monitor relevant developments and analyze the expected or potential effects of current and proposed regulations.  In connection with each of our periodic filings, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (our “2010 Form 10-K”), we (i) review and update our disclosure with the most current information available to us, (ii) discuss the potential effects of environmental regulations and associated disclosure in our SEC filings with our securities counsel and our primary environmental counsel, and (iii) monitor related disclosure in the SEC filings of other utilities subject to the same regulations.  For example, on pages 27 and 28 of our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2011 (our “June 30 Form 10-Q”), we quantified, to the best of our ability, the potential costs of several proposed or final environmental regulations, including the final Cross-State Air Pollution Rule, the maximum achievable control technology emissions limits for certain hazardous air pollutants (including mercury) proposal for coal and oil fired electric generating units, the proposed Clean Water Act section 316(b) rule and the proposed rule for the disposal of coal combustion by-products.

We are aware that on December 21, 2011 the EPA released a final rule entitled “Mercury and Air Toxics Standards” for electric utilities.  Absent a stay, those rules will be effective 60 days after publication in the Federal Register, which is expected shortly.  We are currently evaluating the implications of the final rule on us.  Among other things, we are in the process of determining whether additional control technologies or plant operational restrictions will be needed to comply with this new rule by the required deadlines.  As the expected costs associated with complying with the rule, e.g., the cost of any required control technologies or operational restrictions become known with the requisite degree of certainty, we will include disclosure regarding the same in our SEC filings.

1. Summary of Significant Accounting Policies, page 63

j. Nuclear decomissioning trust fund, page 65

2.   Comment:

Tell us and disclose your accounting policy for equity and debt securities that could be considered other-than-temporarily impaired. In this regard, tell us and disclose if you have the ability and intent to hold equity securities for a period of time sufficient to allow for recovery in market value since the trust fund appears managed by third-party investment advisors. Please refer to FASB ASC 320-10-35-33 and FASB ASC 320-10-S99. Please also tell us and disclose if you believe you have the positive intent and ability to hold debt securities to maturity and it is not more likely than not that you will be required to sell the securities. Please discuss the contractual arrangements with your third-party investment advisors to the extent necessary. Please refer to FASB ASC 320-10-35-33A through FASB ASC 320-10-35-33I.

Response:  As described in Note 1(j) of our 2010 Form 10-K, the Nuclear Regulatory Commission (“NRC”) requires all licensees operating commercial nuclear power reactors to establish a plan for providing, with reasonable assurance, funds for the decommissioning of nuclear power reactors (the “NDT”). We have established external trust funds to comply with the NRC’s regulations related to our co-owned nuclear power reactors. The funds set aside for decommissioning are managed by independent investment managers with discretion to buy, sell, and invest pursuant to investment objectives and restrictions set forth in agreements entered into between us and the investment managers.

The investments in our NDT are classified as available-for-sale securities in accordance with ASC 320 as disclosed in Note 2 to our 2010 Form 10-K under the “Investments in debt and equity securities” section on page 75. Given the use of third-party investment advisors, we have limited oversight of the day-to-day management of the NDT investments which precludes us from asserting that (1) we have the ability and intent to hold equity securities for a period of time sufficient to allow recovery in market value or, (2) we have the positive intent and ability to hold debt securities to maturity and it is not more likely than not that we will be required to sell debt securities.

However, we are a regulated utility subject to ASC 980, “Regulated Operations,” and have received regulatory approval requiring deferral of all gains and losses on NDT investments. Any losses recorded with respect to investments held in the NDT would not have any impact on our statement of revenues and expenses. Unlike a non-regulated entity that would have to record unrealized gains or losses in other comprehensive income or realized gains and losses (including other than temporary impairments) in earnings, all of our unrealized or realized gains and losses are deducted from or added to a regulatory asset in accordance with our rate-making treatment.

We also disclose in Note 2 under “Investments in debt and equity securities” our accounting policy for investment securities including that available-for-sale securities are carried at market value with unrealized gains and losses, net of any tax effect, added to or deducted from patronage capital (i.e., within other comprehensive income). We also disclose that unrealized gains and losses related to the NDT are recorded as a regulatory asset in Note 2 to our financial statements.

We propose in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2011 (our “2011 Form 10-K”), to enhance our disclosures in Note 1 and Note 2 to describe that the investments in the NDT are managed by third party investment advisors and that we do not have the ability to mandate individual investment decisions.  Additionally, we will clarify that both unrealized and realized gains and losses on NDT investments are recorded as a decrease or increase to the related regulatory asset based on our rate-making treatment. We propose to include revised disclosure substantially similar to the following in Note 1(j) and Note 2 in our 2011 Form 10-K:

j. Nuclear decommissioning trust fund

The Nuclear Regulatory Commission requires all licensees operating commercial power reactors to establish a plan for providing, with reasonable assurance, funds for decommissioning. We have established external trust funds to comply with the Nuclear Regulatory Commission’s regulations. The funds set aside for decommissioning are managed by unrelated third party investment managers with the discretion to buy, sell and invest pursuant to investment objectives and restrictions set forth in agreements entered into between us and the investment managers.  The funds are invested in a diversified mix of equity and fixed income securities. We have limited oversight of the day-to-day management of the fund investments.

We record the investment securities held in the nuclear decommissioning trust fund, which are classified as available-for-sale, at fair value, as disclosed in Note 2. Because day-to-day investment decisions are made by third party investment managers, the ability to hold investments in unrealized loss positions is outside our control. Unrealized gains and losses of the nuclear decommissioning trust fund that would be recorded in earnings or other comprehensive income by a non-regulated entity are directly deducted from or added to the regulatory asset for asset retirement obligations in accordance with our rate-making treatment. Realized gains and losses on the nuclear decommissioning trust fund are also recorded to the regulatory asset.

2. Financial instruments:

Investments in debt and equity securities

Under the accounting guidance for Investments - Debt and Equity Securities, investment securities we hold are classified as available-for-sale. Available-for-sale securities are carried at market value with unrealized gains and losses, net of any tax effect, added to or deducted from patronage capital, except that, in accordance with our rate-making treatment, unrealized gains and losses from investment securities held in the nuclear decommissioning trust fund are directly added to or deducted from the regulatory asset for asset retirement obligations.  Realized gains and losses on the nuclear decommissioning trust fund are also recorded to the regulatory asset. All realized and unrealized gains and losses are determined using the specific identification method.

11. Environmental Matters, page 83

3.   Comment:

We note you have provided general language with respect to the environmental matters which typically affect electric utilities; however, it is unclear what, if any, specific matters impact you. In this regard, please tell us and clarify your disclosure to indicate if there are any significant specific matters that could potentially have an effect on your financial condition or results of operations. For those matters where you are unable to estimate the possible loss or range of loss, please tell us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. Please refer to FASB ASC 450-20-50.

Response:  In Note 11 to our December 31, 2010 financial statements and in our quarterly interim financial statements, we include disclosure regarding environmental regulations and requirements to which we are subject.  We intend these disclosures to provide information about certain current conditions and trends that help users in predicting our future cash flows and results of operations based on the guidance provided in ASC 275, Risks and Uncertainties (ASC 275), and not necessarily to comply with ASC 450, Contingencies (ASC 450).

As regards ASC 450, each quarter we review in detail any legal claims or assessments, including environmental litigation, and review the status of environmental matters, including compliance with current regulatory requirements, with our internal and external counsel and senior management, as well as other company personnel as appropriate.  Prior to the filing of the periodic reports referenced herein with the SEC, we did not have any environmental or other contingencies or losses subject to ASC 450 that required accrual or disclosure in our financial statements.

As regards ASC 275, while ASC 275-10-15-4(b) indicates that the disclosure requirements of ASC 275 do not include proposed changes in government regulations, ASC 275-10-5-3 indicates that the subtopic does not prohibit disclosure of matters it does not require to be disclosed.  Accordingly, given the importance of environmental matters on our business, we believe that it is important for us to disclose in our financial statements that (1) we are subject to the various federal, state, and local air and water quality requirements, and (2) that environmental requirements are becoming more stringent and that new requirements may substantially increase the cost of electric service by requiring changes in the design or operation of existing facilities. In Item 1 “BUSINESS - ENVIRONMENTAL AND OTHER REGULATION” and Item 7 “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” in our Form 10-K and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-Qs, we provide additional detail related to the specific environmental requirements and proposed new environmental regulations which could impact our results of operations or financial condition. However, we do not believe this detailed information is necessary for the more general disclosure in the footnotes to our financial statements.

New proposed environmental regulations, if finalized, may require additional capital expenditures and increased operations and maintenance expense in future periods but would not result in accrual of any current period losses, and thus we believe are not within the scope of the disclosures required under ASC 450.

We propose in future filings, beginning with our 2011 Form 10-K, to enhance our disclosure related to environmental matters and litigation. We propose disclosure substantially similar to the following for our 2011 Form 10-K:

Environmental Matters

As is typical for electric utilities, we are subject to various federal, state and local air and water quality requirements which, among other things, regulate emissions of pollutants, such as particulate matter, sulfur dioxide, nitrogen oxides and mercury into the air and discharges of other pollutants, including heat, into waters of the United States, which represent significant future risks and uncertainties. In 2011, we became subject to climate change regulations that impose restrictions on emissions of greenhouse gases, including carbon dioxide, through the Prevention of Significant Deterioration preconstruction permitting program. As a result, we are required to evaluate any new generation projects as well as any major modifications that we plan to undertake at our existing plants to determine whether they will need to undergo new source review permitting for greenhouse gases (in addition to the other pollutants for which new source review was already required), and, if they do, whether any control technology will need to be added. We are also subject to federal, state and local waste disposal requirements that regulate the manner of transportation, storage and disposal of various types of waste.

In general, environmental requirements are becoming increasingly stringent. Any new requirements in the future but not in existence now may substantially increase the cost of electric service by requiring changes in the design or operation of existing facilities or changes or delays in the location, design, construction or operation of new facilities. Failure to comply with any new requirements could result in the imposition of civil and criminal penalties as well as the complete shutdown of individual generating units not in compliance. Certain of our debt instruments and credit agreements require us to comply in all material respects with laws, rules, regulations and orders imposed by applicable governmental authorities, which include current or future environmental laws and regulations. We believe that we are in compliance with those environmental regulations currently applicable to our business and operations. Should we fail to be in compliance with these requirements, or any new requirements, it would constitute a default under such debt instruments and credit agreements. Although it is our intent to comply with applicable current and future regulations, we cannot provide assurance that we will always be in compliance with such requirements.

At this time, the ultimate impact of any new and more stringent environmental regulations described above is uncertain and could have an effect on our financial condition, results of operations and cash flows as a result of future additional capital expenditures and increased operations and maintenance costs.

We are currently not subject to any environmental or other loss contingencies for which we believe it is probable or reasonably possible that a loss has been incurred that would be material to our financial position, results of operations or cash flows.

Item 11.  Executive Compensation, page 98

Compensation Discussion and Analysis, page 99

Assessment of Market Data and Benchmarking of Compensation, page 100

4.   Comment:

Please disclose the identity of the companies that comprised each of the surveys that you considered. Please also disclose the percentile that each component of total compensation for each of your named executive officers fell within each survey, including the focus of each survey to the extent you considered it. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: Based on the Staff’s comment and our review of SEC guidance, we propose to revise and clarify our Compensation Analysis and Discussion (“CD&A”) disclosure regarding the process used to determine our executive officers’ compensation levels in our 2011 Form 10-K.  In our 2010 Form 10-K, we used “benchmarking” as a lay term, not in the specific manner in which the SEC has interpreted it.  The referenced surveys under the heading “Assessment of Market Data and Benchmarking of Compensation” were not used as benchmarks against which to set compensation, but rather as general market checks to gain a general understanding of current compensation practices and confirm that our compensation program is not out of line with reasonable competitive standards.  The surveys discussed are standardized and generally available, and neither we nor the compensation committee have hired a compensation consultant to provide targeted market data regarding executive compensation.  The compensation committee bases the president and chief executive officers’ compensation, and the president and chief executive officer bases the other executive officers’ compensation, on several factors but neither sets compensation at a specified percentile of market data.

We propose to remove all references to benchmarking in our CD&A to be included in our 2011 Form 10-K and replace the “Assessment of Market Data and Benchmarking of Compensation” section in our 2010 Form 10-K with disclosure substantially similar to the following under Item 11 “EXECUTIVE COMPENSATION — Compensation Discussion and Analysis — Establishing Compensation Levels” in our 2011 Form 10-K:

Role of Generally Available Market Data. To confirm that our compensation remains competitive, we review standardized surveys to check our total compensation program against other companies in the utility industry of a similar size. We do not benchmark against such data; rather we utilize these surveys to gain a general understanding of current compensation practices and better understand and compare the components of our compensation program. The surveys we review are generally available, and we have not hired a compensation consultant to provide us with information on executive compensation data.  Compensation levels other companies pay to their executives do not drive our compensation decisions, and we do not target a specific market percentile for our executive officer compensation.

If either the compensation committee or the president and chief executive officer does determine to “benchmark” (as such term is interpreted by the SEC) the compensation of any of our executive officers in future periods, we will comply with the Staff’s comments set forth above.

Assessment of Corporate and Executive Officer Performance, page 102

5.   Comment:

In the last paragraph on page 103, you refer to milestones, threshold targets and maximum targets associated with your corporate goals. Please disclose all milestones and target levels for each of your corporate goals, as approved by your board of directors in January 2010. The disclosure in the paragraph spanning the bottom of page 102 and the top of page 103 is insufficient. Please also disclose, in “—Analysis of 2010 Compensation Paid to Executive Officers,” whether such milestones were achieved and the levels at which such target levels were achieved. See Item 402(b)(1)(v) of Regulation S-K.

Response: In response to the Staff’s comments, we propose to expand the disclosure of our performance pay program in our 2011 Form 10-K to provide the requested information related to the performance thresholds and targets and the results achieved in a manner substantially similar to the following:

Performance Pay. Performance pay is designed to reward executive officers based on the achievement of our strategic, operational and financial goals.  The corporate goals selected are designed to align the interests of our executive team and employees with the interests of our members. The compensation committee believes it is appropriate to consider only corporate goal achievement when determining executive officers’ performance pay because our corporate philosophy focuses on teamwork, and we believe that better results evolve from mutual work towards common goals.  Furthermore, the compensation committee believes that our achievement of these corporate goals will correspond to high company performance, and our executive officers are responsible for directing the work and making the strategic decisions necessary to successfully meet these goals.  Each executive officer is eligible to receive up to 20% of his or her base salary as a performance bonus based entirely on the achievement of corporate goals.

Importantly, our executive officers cannot help us meet our goals and improve performance without the work of others. For this reason, the performance goals set at the corporate level are the same for both executive officers and all non-executive employees.

Corporate Goals for Performance Pay

We choose to tie performance compensation to selected corporate goals that most appropriately measure our achievement of our strategic objectives. For 2011, our performance measures were divided into the following categories: i) operations, ii) financial, iii) quality, iv) corporate compliance, v) safety and vi) future generation. Targeted performance measures in these categories are designed to help us accomplish our corporate goals which will benefit our members, employees and promote responsible environmental stewardship.

The maximum performance pay each executive officer can receive is 20% of his or her salary and in order to receive the full 20%, 100% of the performance measures must be achieved.  The performance measures are weighted to align with our current strategic focus, and each goal is reviewed annually, and adjusted if necessary in order to reflect any changes in our strategic focus.  For example, in 2011 the weighting for our operations related goals increased to 35% from 28% in 2010, while weighting for future generation decreased to 2% in 2011 from 20% in 2010.  We also review and refine these goals annually and make adjustments as necessary to ensure that we are consistently stretching our expectations and performance. Although some performance measures may stay the same, the applicable threshold may become more difficult. The following provides an overview of the purposes of each category of our corporate goals:

Operations.  The operations goals measure how well each of our operating plants responds to system requirements.  In order to optimize generation for system load requirements, we generally dispatch the most efficient and economical generation resources first.  If the preferred generation resource is not available when called upon, we must resort to a more expensive alternative. Most of the performance measures in this category, including start reliability and equivalent forced outage rate are measured against industry averages and the applicable thresholds are set above average.  In order to meet these standards, we must properly operate and maintain these facilities, which minimizes long-term maintenance and replacement energy costs. Certain operational goals take into account performance standards as required by contracts related to the facility operations.  This corporate goal excludes performance measures related to facilities operated by Georgia Power as we do not direct operations at those facilities.  Our achieving operational excellence at the corporate level results in the most reliable, efficient and lowest cost power supply for our members.

Financial.  Our financial goals are divided into two components, (i) a cost savings and reduction goal and (ii) a value added and risk reduction goal.  The cost savings and reduction goal is designed to encourage staff to identify and implement strategies that result in cost savings or cost reductions in either the current year or in the long-term.  Any cost savings included in this goal must be over and above what would generally be expected. The value added and risk reduction goal encourages staff to develop programs that add value to our resources and reduce risk exposure. Some of these programs are subjective and not readily quantifiable in dollar terms and therefore discretion as to the achievement of the value added component is placed with the compensation committee. Our financial goals provide direct benefits to our members by lowering power costs and adding value to our assets.

Quality.  Quality is a subjective goal that is intended to measure the satisfaction of our members with our efforts, initiatives, responsiveness and other intangibles that are not readily quantified.  Performance on this goal is based on semi-annual surveys submitted by the members of the board of directors who, except for our outside director, are general managers or directors of our members.  The results of the surveys are averaged to determine the total quality result. In order to achieve the maximum award, we must receive a 100% rating from every member of the board of directors on both surveys, an extremely high standard that has yet to be achieved.

Corporate Compliance.  Our corporate compliance goals are divided into three categories — environmental, reliability and development of our corporate compliance program. The environmental goals incentivize our commitment to responsible environmental stewardship while providing reliable and affordable energy.  We measure our performance by the number of environmental incidents, such as spills, which not only increase costs for our members but may cause environmental damage.  Reliability compliance is measured by considering whether we have received notice of any violations from electric reliability organizations. To achieve the maximum awards for the environmental and reliability categories, we must achieve perfection, meaning no spills or notices of violation.  Our corporate compliance program was designed to minimize business risks related to non-compliance with general laws, rules and regulations, contracts and other business concerns and minimize any economic consequences.  The related goal measures our performance developing and implementing this program.

Safety.  Our safety goals provide employees a financial incentive to focus on a safe workplace environment, which increases employee morale and minimizes lost time. Safety performance is measured by comparing incident rates in our work environment against national incident rates compiled by the U.S. Department of Labor’s Bureau of Labor Statistics.

Future Generation. In order to continue to meet the generation needs of our members, we look to develop future generation resources as requested by our members. Future generation goals are often based on significant project milestones to meet the applicable commercial operation dates.  In 2011, we began planning for the potential development of a combustion turbine facility and assigned a goal related to this project.

Calculation of Performance Pay Earned

Performance pay earned by our executive officers is based entirely on our success in achieving each of our corporate goals.  Annually, our board of directors approves a weighted system for determining performance pay whereby we assign a percentage to each of the goals, as noted below.  Based on the achievement of each category, a percentage of the weighted goal is available as performance pay to our executive officers.  If the threshold standard is met for the performance measure, then 25% of the performance pay for that metric will be awarded.  The percentages earned will increase, generally on a pro rata basis, to 100% of each performance measure if the maximum level is achieved.  If the performance level falls below the threshold, there is no payout associated with the applicable goal.  Threshold and maximum levels are reviewed annually and generally reset to demand ever improving corporate performance.  Meeting the applicable thresholds is not guaranteed and requires diligence and hard work.  Exceptional performance is required to reach the maximum goals.

For each executive officer, we multiply 20% of his or her base salary by the achievement percentage to determine his or her performance bonus. For example, if we had a 90% corporate goal achievement rate in a given year, each executive officer’s performance bonus would equal (base salary x 20%) x (90%).

Assessment of Performance of 2011 Corporate Goals

The specific corporate performance measures, thresholds, maximums and results for our executive officers’ 2011 performance pay were the following:

Performance Category/ Description	Performance Measure	Threshold	Maximum	2011 Result	Weight	Weighted Goal Achieved

Operations
Rocky Mountain	Start Reliability	99.75%	100.0%	99.9%	3.0%	2.4	%(1)
	Peak Season Availability	99.00%	100.0%	96.7%	4.0	0.9	(1)
	Equivalent Forced Outage Rate	1.3-2.6%	0.3%	3.2%	4.0	2.5	(1)
Combustion Turbine	Start Reliability	96.31-98.03%	100.0%	97.5%	4.0	2.7	(1)
Operations	Peak Season Availability	99.0%	100.0%	89.9%	9.0	5.1	(1)
Chattahoochee	Availability	96.5-98.0%	100.0%	90.0%	4.0	2.6	(1)
	Dispatch Order Percentage	95.0%	100.0%	96.7%	3.0	1.5	(1)
Murray	Seasonable Availability Percentage	95.5-97.0%	99.0-100.0%	99.4%	2.0	2.0
	Profitability	$5,000,000	$10,000,000	$8,056,028	2.0	1.4
Financial
Cost Savings/ Reduction Programs and Activities	Current-Year Savings	$1,000,000	$10,000,000	$11,901,088	10.0	10.0
	Long-Term Savings	$5 million	$35 million	$39,609,797	10.0	10.0
Value Added/Risk Reduction	Qualifying Programs	Discretion of Compensation Committee			3.0	3.0

Performance Category/ Description	Performance Measure	Threshold	Maximum	2011 Result	Weight	Weighted Goal Achieved

Quality
Member Satisfaction	Board of Directors Survey	80%	100%	95.6%	20.0	16.7
Corporate Compliance
Environmental Compliance	Final Notices of Violation	1 (if fine is less than $5,000)	0	0	3.0	3.0
	Letters of Non-Compliance	2	0	0	2.0	2.0
	Reportable Spills	0	0	0	2.5	2.5
	Non-Reportable Spills/Clean-Ups (more than $5,000 to clean-up)	1	0	1	1.5	0
Electric Reliability Standards Compliance	Final Notices of Violation	1 (if penalty is $25,000 or less)	0	0	2.0	2.0
	Develop and Implement Internal Reliability Standards Compliance Program	N/A	N/A	N/A	1.0	1.0
Corporate Compliance Development Program	Develop and Implement Internal Code of Conduct	N/A	N/A	N/A	3.0	3.0
Safety
	Incidents Recordable Injuries and Illnesses	4	0	1	2.0	1.5
	Incidents of Lost Work Cases	2	0	0	2.0	2.0
	Maintain Rural Electric Safety Accreditation	N/A	N/A	N/A	1.0	1.0
Future Generation
Potential Combustion Turbine Units	Complete Site Selection	By Oct. 7	By Sept. 9	By Sept. 9	2.0	2.0
Total					100%	80.9%

(1)  Operations goals apply to individual units of each generation facility.  The thresholds and performance results provided in this summary table are aggregated results based on all of the generating units within the category.

As noted above, we achieved       % of our corporate goals for 2011. As a result of achieving       %  of our corporate goals, each of our executive officers received performance pay in an amount equal to       % of 20% of his or her base salary.  Set forth below is a table showing 2011 performance pay figures for each of our executive officers:

Executive Officer	Performance Pay
Mr. Smith	$
Mr. Price
Ms. Higgins
Mr. Ussery
Mr. Whitney

Analysis of 2010 Compensation Paid to Executive Officers, page 103

6.   Comment:

Please disclose the specific achievements or qualitative inputs that your compensation committee considered in determining that you achieved each of your corporate goals at the level set forth on page 103. The disclosure in the last paragraph on page 103 is insufficient. See Item 402(b)(2)(v) of Regulation S-K.

Response: Please see response to Comment #5. As noted therein, we will include the disclosure requested by the Staff in our 2011 Form 10-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Notes to Unaudited Condensed Financial Statements, page 7

(M) Plant Acquisition, page 19

7.   Comment:

Refer to the last paragraph where you disclose that prior to your members taking the output from Murray, the net results of operations from Murray, including related interest costs, are being deferred as a regulatory asset and will be amortized over the life of the plant beginning in January 2016 when your members will use Murray. In this regard, we note that prior to your members’ use of Murray, energy may be sold into the wholesale market. Please explain to us and disclose why the net results of Murray’s operations are being deferred prior to the member’s use of Murray.

Response:  On April 8, 2011, we acquired 100% of Murray I and II LLC for approximately $530 million. Murray I and II LLC owns two natural gas-fired combined cycle units that have an aggregate summer planning reserve capacity of approximately 1,250 megawatts (the “Murray Energy Facility” or “Murray”). We had previously announced the construction of a 605-megawatt combined cycle plant, which was projected to cost us approximately $750 million, including allowance for funds used during construction. That plant was projected to provide power to our members in 2016.

In assessing the benefits of acquiring the Murray Energy Facility versus constructing a new combined cycle facility, it was determined that our members generally would not need the power until the 2016 timeframe. The Murray Energy Facility became available for purchase in 2011. Therefore, in assessing the purchase of the generating plants before they were needed, our analysis of buying versus constructing a new generation facility later included the deferral of the net costs associated with owning the Murray Energy Facility until our members require the power in 2016. From the perspective of our members, the net costs incurred prior to 2016 represent additional costs of acquiring Murray since no power from the facility would be used by the members during that period. The results of our analysis of whether to acquire Murray or construct our own generation facilities were very favorable in support of acquiring the facility. Accordingly, we made a decision to acquire Murray (and no longer construct our own combined cycle plant) even though our members did not yet require the power.

As an electric membership corporation, our principal business is providing wholesale electric power to our members. Cooperatives are intended to provide services to their members at the lowest possible cost.  Cooperatives may make sales to non-members, the effect of which is generally to reduce costs to members. Historically, we have made minimal power sales to non-members, resulting solely from excess generation when our power plants were not being fully utilized for our members. Since power from Murray is not yet required by our members, power from Murray may be sold into the wholesale market. Through 2015, prior to sales to our members from Murray, we expect Murray’s results of operations to be a net loss, in that we expect wholesale power sales to non-members during that period will offset only a portion of these costs, resulting in a net cost to our members of the Murray Energy Facility.

Therefore in establishing rates, since costs incurred prior to the members’ use of Murray represent an additional cost of acquiring the facility, our rate regulator approved the deferral of the net results of Murray’s operations.  The deferred costs will be collected in rates beginning in 2016 such that member rates recover our costs of providing power from the Murray Energy Facility in the period during which electricity from Murray is sold to members. In accordance with the guidance in ASC 980 for regulatory assets, our board of directors and the Rural Utilities Service approved the deferral of the net results of the Murray Energy Facility through December 31, 2015.

We propose in future filings, beginning with our 2011 Form 10-K, to enhance our disclosure related to the Murray acquisition and deferral of the net results prior to 2016. We propose disclosure substantially similar to the following for our 2011 Form 10-K:

Plant Acquisition.  On April 8, 2011, we acquired 100% of KGen Murray I and II LLC, a wholly owned subsidiary of KGen Power Corporation. KGen Murray I and II LLC, subsequently renamed Murray I and II, LLC, owns the Murray Energy Facility, located near Dalton, Georgia. This facility consists of two natural gas-fired combined cycle units that have an aggregate summer planning reserve generation capacity of approximately 1,250 megawatts. In connection with this acquisition, we cancelled our previously announced plans to construct our own combined cycle plant.

As part of the acquisition, we assumed an existing power purchase and sale agreement with Georgia Power Company for the entire output of Murray Unit No. 1 through May 31, 2012. Our members generally plan to take the output of Murray beginning in 2016 in connection with their forecasted power requirements. Prior to our members’ use of Murray, energy may be sold into the wholesale market in order to reduce the net cost of this facility to our members.

We accounted for the transaction as a purchase business combination. In connection with the acquisition, which included acquisition related costs of approximately $1,962,000 (consisting primarily of legal and professional services which are recorded in the accompanying statement of revenues and expenses for the year ended December 31, 2011), we funded the entire $532,255,000 cash outlay by closing a $260,000,000 three-year term loan and by financing the remaining $272,255,000 through the issuance of commercial paper and draws under existing credit facilities.

The following amounts represent the identifiable assets acquired and liabilities assumed in the Murray acquisition:

Recognized fair value amounts of identifiable assets acquired and liabilities assumed:

(in millions)

Property, plant and equipment	$456.7
Inventory	34.0
Other current assets	4.6
Power purchase and sale agreement	40.4
Emission credits	0.2
Current liabilities	(5.6)

Total identifiable net assets	$530.3

There was no goodwill associated with this acquisition.

We have consolidated the financial position and results of operations of Murray as of April 8, 2011. Our revenues for the year ended December 31, 2011 include $          , respectively, related to capacity and energy sales from Murray. Prior to our members taking the output from Murray, the net results of operations from Murray, including related interest costs, are being deferred as a regulatory asset as such amounts represent an additional cost incurred to acquire Murray. The regulatory asset will be amortized over the remaining life of the plant (estimated to be 30 years) beginning in 2016. For the year ended December 31, 2011, we deferred $           in excess costs from Murray.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Financial Condition, page 25

Capital Requirements and Liquidity and Sources of Capital, page 26

Liquidity, page 29

8.   Comment:

Please explain to us why you have excluded your commercial paper backup line of credit from the table of Committed Credit Facilities on page 30. We note that you included such line of credit in your previous periodic reports, and that you disclose on page 30 that the authorized amount under such line of credit is $1.265 billion.

Response:   As discussed in our Current Report on Form 8-K dated June 9, 2011, as part of the restructuring of our liquidity facilities, we entered into an unsecured $1.265 billion credit agreement with fourteen lenders, including Bank of America, N.A., as administrative agent (the “Syndicated Line of Credit”).  The Syndicated Line of Credit was the result of an effort to significantly increase and restructure the existing “Commercial Paper Line of Credit” (in addition to a $50 million line of credit and $136 million letter of credit facility).  Given the multiple potential uses of this credit facility, we designated this new credit facility as the “Syndicated Line of Credit” in the Committed Credit Facilities table in our quarterly reports on Form 10-Q for the fiscal quarters ended June 30 and September 30, 2011.  Since the Syndicated Line of Credit can be used for several purposes, including borrowing for general corporate purposes and issuing letters of credit, in addition to commercial paper back-up, the designation as Syndicated Line of Credit seemed more appropriate and would lead to less reader confusion than the more limited description as a “Commercial Paper Line of Credit.”

The “Syndicated Line of Credit” will be designated as such in the Committed Credit Facilities table in our 2011 Form 10-K and will maintain such designation throughout our periodic filings through June 2015, the current maturity date of the Syndicated Line of Credit. This consistent designation in our recent and future periodic reports should mitigate any confusion caused by the restructuring and upsizing of our prior credit facilities.  In an effort to further avoid any confusion caused by the restructuring of the prior credit facility, we propose adding disclosure to the following effect in our SEC filings:

In June 2011, we substantially restructured and upsized our primary credit facility, from the prior $475 million commercial paper line of credit to the $1.265 billion syndicated line of credit.  We have the flexibility to use the syndicated line of credit for several purposes, including borrowing for general corporate purposes, issuing letters of credit and backing up outstanding commercial paper.

Seven of the banks participating in the prior Commercial Paper Line of Credit, in addition to seven new banks, are participating in the Syndicated Line of Credit. We also expect to include the following table in our 2011 Form 10-K, which is analogous to the Commercial Paper Line of Credit table on page 46 of our 2010 Form 10-K.

Syndicated Line of Credit – Participant Banks	Commitment (dollars in millions)
Bank of America, N.A.- Administrative Agent	$210
CoBank, ACB	$150
SunTrust Bank	$130
Wells Fargo Bank, N.A.	$125
Royal Bank of Canada	$110
Bank of Montreal	$100
The Bank of Tokyo - Mitsubishi UFJ, Ltd.	$100
Mizuho Corporate Bank, LTD.	$80
JPMorgan Chase Bank, National Association	$60
Fifth Third Bank	$50
Goldman Sachs Bank (USA)	$50
US Bank, National Association	$50
RBC Bank (USA)	$40
Chang Hwa Commercial Bank	$10
Total	$1,265

*     *     *     *     *

Oglethorpe hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings.  Oglethorpe further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings.  Oglethorpe also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or want to discuss any of Oglethorpe’s responses, please call me at 770.270.7168 or Herbert J. Short, our Securities Counsel, at 770.270.7912.

Sincerely,

/s/ Elizabeth B. Higgins
Elizabeth B. Higgins
Executive Vice President and
Chief Financial Officer

cc:                                 Thomas A. Smith, President and Chief Executive Officer, Oglethorpe Power Corporation
Charles W. Whitney, Senior Vice President and General Counsel, Oglethorpe Power Corporation
G. Kenneth Warren, Vice President, Controller, Oglethorpe Power Corporation
Harry S. Pangas, Sutherland Asbill & Brennan LLP
Herbert J. Short, Jr., Sutherland Asbill & Brennan LLP